Junee Limited

April 1, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alyssa Wall
Donald Field

Re:	Junee Limited
Registration Statement on Form F-1, as amended
Initially Filed on July 13, 2022
File No. 333-266116

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Junee Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on April 1, 2024, or as soon thereafter as practicable.

Very truly yours,

Junee Limited

By:	/s/ Sat Kit (Dicky) Yip
	Name:	Sat Kit (Dicky) Yip
	Title:	Executive Director